We Are Kula, LLC

Balance Sheets

(Unaudited)

	December 31, 2019	December 31, 2018
ASSETS		
Cash	$ 13,132	$ 837
Total current assets	13,132	837
Software development costs	500,000	-
Furniture and fixtures	986	986
Leasehold improvements	9,295	9,295
Accumulated amortization	(125,000)	-
Accumulated depreciation	(1,350)	(1,114)
Net fixed assets	383,931	9,167
TOTAL ASSETS	$ 397,063	$ 10,004
LIABILITIES AND MEMBERS' EQUITY (DEFICIT)		
Accounts payable	$ 10,063	$ 3,295
Credit card payable	9,000	7,568
Related party loans	151,731	107,222
Total current liabilities	170,794	118,085
Commitments and contingencies	-	-
Members' equity (deficit)	226,269	(108,081)
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	$ 397,063	$ 10,004